

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Nurse Solutions Inc.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Business Filings Incorporated Name 6100 Neil Road, Suite 500, Reno , NEVADA 89511 Street Address City Zip Code Optional Mailing Address City State Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Par value: $ 0.001 Number of shares without par value: ____
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Thomas Zurawek Name 439 West Bockman Way, Sparta , Tennessee 38583 Street Address City State Zip Code 2.____ Name Street Address City State Zip Code 3.____ Name Street Address City State Zip Code
5. Purpose: (optional–see instructions)	The purpose of this Corporation shall be: All lawful business
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	The Nevada Company, Mark Schiff, AVP Name 8025 Excelsior Drive, Suite 200 Madison , WI 53717 Address Signature City State Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. _____ November 13, 2006 Authorized Signature of R.A. or On Behalf of R.A. Company Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES.2003
Revised on: 11/21/03



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	20080623925-67
	Filing Date and Time
Ross Miller	09/19/2008 3:45 PM
Secretary of State	Entity Number
State of Nevada	E0857672006-4

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NURSE SOLUTIONS, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

1. Name of Corporation shall be: Sync2Entertainment Corporation

2. Shares: Number of Shares par value: 375,000,000, $0.001 par value
   Number of Shares without par value: None

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: #1: 52% #3: Not required

4. Effective date of filing: (optional) _____

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

Filed in the office of	Document Number 20080648698-21
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/23/2008 2:30 PM
	Entity Number E0857672006-4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the entity for which correction is being made:

Sync2Entertainment Corporation

2. Description of the original document for which correction is being made:

Article of Amendment

3. Filing date of the original document for which correction is being made: 9/19/2008

4. Description of the inaccuracy or defect.

Spacing needs to be changed in the company name so that there is one space after Sync2, and another after Entertainment.

5. Correction of the inaccuracy or defect.

The complete and correct name and spacing of the company should show as:

Sync2 Entertainment Corporation

6. Signature:

X [signature]

Authorized Signature   Title * Director CFO   Date 23/09/08

*If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Revised: 7-1-08



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090436788-47
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/26/2009 4:59 PM
	Entity Number E0857672006-4

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

SYNC2 ENTERTAINMENT CORP.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE 1: THE NAME OF THE CORPORATION IS IGEN NETWORKS CORP.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50,000,000

4. Effective date of filing: (optional) May 6 2009.

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08